Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIRST QUARTER ENDED
MARCH 31, 2015

TABLE OF CONTENTS

CORE BUSINESS	2
Q1 2015 FINANCIAL & OPERATING HIGHLIGHTS	3
BACKGROUND	5
REVIEW OF OPERATING AND FINANCIAL RESULTS	11
TAXES	17
REVIEW OF FINANCIAL CONDITION	19
FINANCIAL RESTRUCTURING PLAN– CCAA PROCEEDINGS	22
LITIGATION AND CONTINGENCIES	25
RISKS AND UNCERTAINTIES	27
OUTSTANDING SHARE DATA	29
NON-IFRS PERFORMANCE MEASURES	30
CRITICAL ACCOUNTING ESTIMATES	33
CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION	33
GLOSSARY OF TERMS	34
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	34
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	35
CAUTIONARY NOTE TO U.S. INVESTORS	35
CORPORATE DIRECTORY	37

MD&A – First quarter ended March 31, 2015	Jaguar Mining Inc.	|1

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2015

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed interim consolidated financial statements for the three months ended March 31, 2015, and the annual audited consolidated financial statements and MD&A for the year ended December 31, 2014 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  For further information on Jaguar Mining Inc., reference should be made to its public filings (including its most recently filed annual information form (“AIF”) which is available on SEDAR at www.sedar.com).  Information on risks associated with investing in the Company’s securities and technical and scientific information under National Instrument 43-101 concerning the Company’s material property, including information about mineral resources and reserves, are contained in the Company’s most recently filed AIF and technical reports.

All amounts included in this MD&A are in United States dollars (“$”), unless otherwise specified.  References to Cdn$ are to Canadian dollars and R$ are to Brazilian Reais.  This report is dated as at May 25, 2015.

Where we say “we”, “us”, “our”, the “Company” or “Jaguar”, we mean Jaguar Mining Inc. or Jaguar Mining Inc. and/or  one or more or all of its subsidiaries, as it may apply.

The following abbreviations are used to describe the periods under review throughout this MD&A:

Abbreviation	Period	Abbreviation	Period
YTD 2015	January 1, 2015 – March 31, 2015	YTD 2014	January 1, 2014 – March 31, 2014
Q1 2015	January 1, 2015 – March 31, 2015	Q1 2014	January 1, 2014 – March 31, 2014

CORE BUSINESS

Jaguar Mining Inc is engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil.  The Company holds mineral concessions comprising 23,777 hectares in the Iron Quadrangle mining district of Brazil, a prolific greenstone belt located near the city of Belo Horizonte in the State of Minas Gerais, where the Company’s current operating mines are located. In addition, Jaguar holds mineral concessions totaling 137,419 hectares in the State of Maranhão, where the Company’s Gurupi Project is located and 34,251 hectares in the State of Ceará, where the Company’s Pedra Branca Project is located. The Company may consider the acquisition, exploration, development and operation of other gold properties.

The Company currently produces gold at its Turmalina and Caeté operations, while the Company’s Paciência operation has been on care and maintenance since 2012.

Potential for an increase in gold production exists through further exploration and development of the Company’s existing brownfield land package around its existing mines and through the development of the Company’s Gurupi Project, with potential for an open-pit gold mining operation.

The Company is led by a proven executive management team with extensive gold operations and development experience in South America.

MD&A – First quarter ended March 31, 2015	Jaguar Mining Inc.	|2

Trading of common shares

Jaguar is a public company with its common shares listed on the TSX Venture Exchange (the “TSX-V”).  The common shares of the Company were delisted from the TSX effective at the close of market on April 30, 2014. In connection with the implementation of its amended and restated plan of compromise and arrangement pursuant to the Companies’ Creditors Arrangement Act (Canada) (the “Plan”) on April 22, 2014, the common shares of Jaguar that existed immediately prior to the implementation of the Plan were consolidated at a ratio of one (1) post-consolidation common share for each 86.39636 pre-consolidation common shares. The common shares of Jaguar commenced trading on the TSX-V on a post-consolidated basis and there are currently 111,111,038 common shares of the Company issued and outstanding. The new CUSIP and ISIN numbers of the Company’s common shares are 47009M400 and CA47009M4002, respectively (refer to the “Financial restructuring plan – CCAA proceedings” section of the MD&A).

Q1 2015 FINANCIAL & OPERATING HIGHLIGHTS

($ thousands, except where indicated)	For the three months ended March 31,
	2015	2014
Financial Data
Revenue	$28,747	$31,100
Cost of sales	20,133	21,337
Gross margin (excluding depreciation)1	8,614	9,763
Net (loss) income	(12,946)	(15,755)
Per share (“EPS”)	(0.12)	(15.8)
EBITDA1	(1,510)	(1,996)
Adjusted EBITDA2	7,056	2,972
Sustaining capital expenditures1	5,275	3,946
Non-sustaining capital expenditures1	106	378
Total Capital Expenditures3	5,381	4,324
Operating Data
Average realized gold price ($ per ounce)1	$1,187	$1,286
Gold sold (ounces)	24,228	24,181
Gold produced (ounces)	21,336	23,359
Definition drilling (meters)	8,968	6,471
Cash operating costs (per ounce produced)1	$808	$923
Cash operating costs (per ounce sold)1	$831	$882
All-in sustaining costs (per ounce sold)1	$1,171	$1,221
1 Average realized gold price, sustaining and non-sustaining capital expenditures, cash operating costs and all-in sustaining costs, EBITDA and Adjusted EBITDA are non-gaap financial performance measures with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the MD&A.

2 Adjusted EBITDA excludes non-cash items such as impairment and write downs. For more details refer to the Non-IFRS Performance Measures section of the MD&A.
3 These amounts are presented on accrual basis. Capital expenditures are included in our calculation of all-in sustaining costs.

MD&A – First quarter ended March 31, 2015	Jaguar Mining Inc.	|3

Cash and Gold Bullion

($ thousands)	March 31, 2015	December 31, 2014
Cash and equivalents	$10,258	$7,161
Gold bullion	-	1,801
Total cash and gold bullion	$10,258	$8,962

Financial Highlights

•	Revenues during the first quarter of 2015 were $28.7 million, compared with revenues of $31.1 million for the corresponding 2014 period;
o	The average realized gold price per ounce during the first quarter of 2015 was $1,187, compared to $1,286 for the corresponding 2014 period;
•	24,228 ounces of gold were sold during the first quarter of 2015, while 24,181 ounces of gold were sold during the corresponding 2014 period;
•	Adjusted EBITDA for the first quarter of 2015 was $7.1 million compared to $3.0 million for the same period in 2014;
•
One of our top priorities in 2014 was to restore the Company’s balance sheet. As part of this action, on April 22, 2014, the Company concluded a series of actions that (i) extinguished $268.5 million of indebtedness, (ii) obtained interest forgiveness of $10.5 million, (iii) extended the repayment terms of its senior secured facility, (iv) concluded a $50.0 million equity financing and (v) changed its executive management team;

•	Total debt outstanding as at March 31, 2015 was $28.0 million (of which $14.8 million related to senior secured facility with Renvest), compared to $31.0 million as at December 31, 2014;
•	As at March 31, 2015 the Company had cash on hand of $10.3 million ($7.1 million as at December 31, 2014);
•
In the first quarter of 2015, the Company received a cash refund of R$16.7 million (approximately $6.0 million) in respect of Federal VAT input tax credits for years 2009 through 2011, for its Mineração Turmalina Ltda. ("MTL") operating subsidiary. In 2014, the Company had initiated procedures to obtain approval and/or refund for a total amount of R$29.1 million of input tax credits. Following an extensive audit process by the tax authorities, 81.6% of the input tax credits were approved for refund. 29.7% of the approved amount was applied as a credit to reduce other federal taxes payable for prior years, while the remaining claim was refunded in cash;

•
During the quarter, the Company announced its intention to issue up to $20.0 million principal amount of Debentures on a non-brokered private placement basis (the “Offering”). On May 4, 2015, the Company announced amendment of certain terms and conditions of the Offering. The conversion price of the convertible debentures was adjusted to C$0.25 per share and the maturity period to 2 years.

Operational Highlights

Production

•	The Company produced 21,336 ounces of gold in the first quarter of 2015, compared to 23,359 ounces in the corresponding 2014 period:
o	Turmalina produced 11,796 ounces of gold in the first quarter of 2015, compared to 11,374 ounces in the corresponding 2014 period,
o	Caeté produced 9,540 ounces of gold in in the first quarter of 2015, compared to 11,985 in ounces in the corresponding 2014 period,
•
A total of 226,000 tonnes was processed in the first quarter of 2015 (first quarter of 2014: 268,000 tonnes) at an average head grade of 3.3 grams per tonne (first quarter of 2014 - 2.9 grams per tonne):

o	Turmalina processed 111,000 tonnes (first quarter of 2014: 111,000 tonnes) at an average head grade of 3.6 grams per ton (first quarter of 2014: 3.2 grams per tonne)

MD&A – First quarter ended March 31, 2015	Jaguar Mining Inc.	|4

o	Caeté processed 115,000 tonnes (first quarter of 2014: 157,000 tonnes) at an average head grade of 3.2 grams per ton (first quarter of 2014: 2.7 grams per tonne)
•
Consistent with our efforts to decrease production costs, tonnes mined decreased in the first quarter of 2015 by 16% compared to the same period in 2014, while the average head grade milled increased by 14%.

•	For the first quarter of 2015, the average gold recovery rate was 89%, compared to 88% for the comparable 2014 period.

Cash Operating Costs, Capital Expenditures and All-in-sustaining Costs

•
During first quarter of 2015, cash operating costs per ounce of gold produced were $808 compared to $923 during the same period in 2014, a decrease of $115 per ounce or 12%. The cost decrease was primarily due to improvement in average grade milled, lower tonnes processed and favorable foreign exchange movements as a result of devaluation of the Brazilian Reais (average exchange rate: Q1 2015: R$2.87 per US$ compared to Q1 2014: R$2.37 per US$). These favorable cost variances were partially offset by higher costs of preventive maintenance of mining equipment.

•
In the first quarter of 2015, sustaining capital expenditures were up by $1.3 million or 33% at $5.2 million compared to $3.9 million during the corresponding period in 2014, primarily due to higher capitalized brownfield exploration at Pilar mine and major rebuilds for machinery and equipment.

•
During the first quarter of 2015, all-in sustaining costs per ounce sold (AISC) were $1,171 compared to $1,221 per ounce during for the corresponding 2014 period, a decrease of $50 per ounce or 4%. The decrease in AISC’s during the first quarter of 2015 as compared to same period in 2014 is due to a reduction in general and administrative expenditures by $1.7 million, which was partially offset by $1.3 million of increased capital expenditures, as noted above.

Exploration Drilling and Turmalina Reserve Update

•	During the first quarter of 2015, 8,968 meters of definition and reserve drilling was conducted at both Turmalina and Pilar mines, compared to 6,471 meters drilled in the corresponding 2014 period.
•	In April 2015, the Company announced the initial results from its ongoing exploration drilling campaign:
o
Turmalina: On April 8, 2015, the Company announced multiple high-grade drill intercepts generated within the current indicated resource envelope. Significant drill intercepts include 23.71 grams per tonne Au ("g/t Gold") over 14 meters, including 41.27 grams per tonne Au over 7.6 meters, 23.62 grams per tonne Au over 8.8 meters and 20.15 grams per tonne Au over 8.7 meters.

o
Pilar: On April 27, 2015, the Company announced multiple high-grade drill intercepts, including 18.22 grams per tonne Au ("g/t Gold") over 7.4 meters, 14.04 grams per tonne Au over 8.7 meters, 10.63 grams per tonne Au over 13.6 meters, 20.98 grams per tonne Au over 3.7 meters and 18.22 grams per tonne Au over 7.4 meters, including 27.19 grams per tonne Au over 4.3 meters.

•
In April 2015, the Company filed the National Instrument 43-101 compliant reserve and resource estimate for the Turmalina mine. The reserves increased by 51% to 217,000 ounces. The drill data base cut-off date for the reserve estimate was June 30, 2014. Reserves were calculated at $1,200 per ounce and at $R 2.5 to US$ 1 exchange rate.

Strategic review process

•
During the first quarter, Jaguar announced that its board of directors (the "Board") formed a special committee ("Special Committee") to initiate a strategic review process to explore alternatives for the enhancement of shareholder value.

MD&A – First quarter ended March 31, 2015	Jaguar Mining Inc.	|5

BACKGROUND

Jaguar Mining Inc. is a gold producer focused on the operation and development of gold assets in Brazil. The Company has two operating units being Turmalina and Caeté. Jaguar also has one process facility and mine complex on care and maintenance (Paciência), along with the advanced Gurupi development project. The Company holds mineral rights over approximately 197,000 hectares.

As a result of substantial capital investment, accumulated operating losses and accumulating unserviceable debt, in late 2013 the Company entered into a pre-negotiated Plan of Compromise with its bondholders, a $50.0 million back-stopped financing and a Support Agreement. In conjunction with those agreements, the Company declared insolvency in December 2013 and on April 22, 2014, it emerged from insolvency with almost 83% of its debt eliminated, 9% restructured, a recapitalized balance sheet and a new executive team (refer to the section on Financial restructuring plan – CCAA proceedings).

The new executive team, Mr. George Bee, CEO and Mr. Derrick Weyrauch, CFO, joined Jaguar’s board of directors in June 2013 to assist with the restructuring and turnaround of the Company. Mr. Weyrauch was the Chairman of the Company’s Special Committees for Restructuring & Recapitalization and Legacy Issues. The new executive team initially focused on gaining a deep understanding of the strengths, weaknesses and opportunities of the business, followed by defining measures that with proper execution could turn around and optimize the Company’s operations.

Management believes there is excellent potential to decrease the operating cost profile of Jaguar in a reasonable timeframe; however, success is dependent on the prudent deployment of catch-up capital spending to advance drilling and development ahead of operations – a process that, with adequate financing, could take approximately twelve months to complete. Management’s belief is supported by confidence in the geological endowment of the Company’s existing land positions surrounding its current mining operations.

The Company aims to leave behind a past where, by 2012 over $672 million of funding was raised, approximately $560 million was spent on property, plant and equipment and mineral rights, over 210,000 hectares of land was accumulated, while accumulated operating losses amounted to over $150 million.

To change the fortunes of the Company, management’s focus is on optimizing existing mining operations, by focusing on increasing the average ore grade mined and mining profitable ore rather than pushing the operations teams to fill underutilized processing capacity. Over time and through exploration of the under explored brownfield assets, management will focus on prudently increasing production, so that it can amortize fixed costs over a larger production base, and thereby reduce costs on a per ounce basis.

The Turmalina Complex

Turmalina is the Company’s flagship mine and produced approximately 48,000 ounces of gold in 2014 from an underground mine and process facility. Ideally, the mine would have extensive development and drilling ahead of current operations to give clear visibility for future mining. Historical financial constraints however, only allowed limited expenditures and thus limited visibility of ore zones ahead of mining.

In a news release dated October 9, 2014, the Company disclosed exploration results, which were focused on the continuity of the Turmalina Ore Body A beyond current mine workings. This positive trend in drill results continued and was repeated in a news release of April 8, 2015 where grades reported reinforced the trend of increasing ounces per vertical meter as depth increases. Included in the intercepts reported was 14 meters of 23.7 grams per tonne gold.

The current focus is on ore grade control, minimizing dilution and leaving behind non-profitable or marginal material. In previous years there has been an emphasis to maximize ore tonnage, at the detriment of grade. This current focus on grade control, coupled with a number of mining and process initiatives is intended to drive down per ounce cash operating costs and improve overall operating performance.

MD&A – First quarter ended March 31, 2015	Jaguar Mining Inc.	|6

Initiatives include decreasing the length of development needed from the primary ramp to access the ore, postponing the mining of low grade narrow ore bodies and more complete extraction of high-grade ore by the strategic placement of pillars and/or paste back-fill. With an increased focus on grade, Turmalina Ore body A is of greater importance and a faster pace of mining is being planned, which drives the necessity to invest in advanced development and exploration drilling. Only through this investment, which we hope to execute in the next nine to twelve-months, will the Company get clear visibility, allowing reserves to be developed, increased and incorporated into a longer life of mine (LOM) plan. Initially Jaguar’s target is a minimum 5-year mine plan for Turmalina.

In late 2014 and early 2015 Jaguar started recruiting additional crews to allow primary development to advance at a rate commensurate with the additional planned 2016 production from orebody A. This has involved a review of employment conditions to ensure that we recruit high quality operators as well as transfer incumbent employees from the other operations where appropriate. In addition, there is renewed focus on an access ramp that cuts 1.5 km off the ore haul distance from Orebody C to surface as well as removing congestion from the main access ramp. The recruitment and training process of the skilled jumbo drill operators took longer than anticipated, which led to delays in development, especially primary development including the two ramps. By April we were fully manned in terms of jumbo drill operators. This delay in achieving manning levels meant that the high grade ore from mining orebody drifts below Level 8 was not available to increase the average head grade.

In the first quarter of 2015, the first primary stopes with footwall drive access were mined on the lower sublevel of Level 8. However, the existing large dimension crosscuts above Level 8 started to experience stability problems related to some extent by mining induced stress, but also due to more lose ground associated with the high grade ore. Repeated interruptions to install support have led to significant production delays in the high grade primary stopes on the lowest sublevels of Level 8. These instability problems are primarily due to:
•	The large dimension crosscuts (5m x 5m);
•	The brow at the entrance to the 4m x 4m orebody drift;
•	The location of these ramp crosscut/orebody intersections in the higher grade, thus more wide zone of the orebody;
•	The need to stack these crosscuts above each other due to alignment of crosscut rib pillar. This limits flexibility to site the ramp crosscut in better ground;
•	The higher stress conditions related to the stacking of the crosscuts.
Below Level 8 these five elements have been designed out of the system.

Jaguar has designed solutions to stabilize the ground in the problem areas above Level 8. These measures include:
•	Nut-cage type cable bolts on a grid pattern with straps between the cable bolts;
•	Fiber-reinforced shotcrete in the medium term (contractors);
•	Mesh installed by mesh handler on newly commissioned roofbolter in the short term;
•	Where the conditions are particularly bad, footwall drifts are being installed.
•	Reduced dimension (4-m by 4-m) of cross-cut as the excavation encounters the weaker ground in the ore body

The existing cable bolting capability has now been supplemented by a roofbolter with mesh handling capability in early May, but in the longer term, shotcrete will be the “fabric” of choice to hold in place material between the cable bolts. Shotcrete contractors are currently being interviewed. We expect to have stabilised most of the problem areas toward the end of May.

The Company is maintaining its 2015 guidance of approximately 56,000 to 62,000 ounces, compared to 48,000 ounces in 2014. In late 2014, management conducted a review of maintenance practices in the operations of the Jaguar group, which resulted in an action plan identifying over 90 items – many of which are common to all three operations of the Company. Most of the items are being dealt with by on-site staff, accompanied by support from external resources for training. This training is budgeted to start in the second quarter of 2015.

MD&A – First quarter ended March 31, 2015	Jaguar Mining Inc.	|7

Turmalina has a 3,000 tonnes per day (“tpd”) CIP process facility with three lines of grinding mills, only one of which (Mill #2) is operated for current production volumes of 1,200 tpd. A second mill is fully operational (Mill #1) and is able to process 700 tpd. This second mill is for backup when the mine has extra mill feed or when Mill #2 is shut down for maintenance. Studies are underway to both optimize the operation of the mill with the objective of enhancing gold recovery, which currently averages approximately 89%. Other studies seek to find opportunities to fill the unused capacity via brownfield exploration and remnant mining.

From 22 April until 7 May, 2015, the 1,200 tpd Mill #2 was down for a scheduled maintenance of two weeks to install new bearings and to carry out certain improvements in design. With the modifications carried out and the new bearings installed, we expect future bearing changes only once every three years. While the Mill #2 is down for maintenance, the team is carrying out various preventive maintenance tasks including refurbishing mill discharge pumps, cyclones and trammel, as well as carrying out non-destructive tests on the pinion shaft. During this downtime, the 700tpd throughput of Mill #1 has reduced the impact of the stoppage. Once the Mill #2 is back in operation, we intend to use both the mills to process the 2,500 tonnes of stockpiled ore.

A total of 4,365 meters underground drilling was achieved at Turmalina during the first quarter of 2015. Most of the drilling carried out was directed to upgrade the inferred and indicated resources from Orebody A, level 9. Results from the infill drilling at Turmalina have confirmed the expected volumes and, in general exceeded the grades. During the second quarter, deep exploration drilling will take place from the hanging wall situated on level 8 to test the ore body A and B plunge continuities down to level 12.

The Caeté Complex

The Caeté complex includes two underground mines, the Roça Grande mine (“RG”) and Pilar mine, in addition to the Caeté processing plant.  The Pilar mine is located approximately 50 kilometers by road from the Caeté plant.

Ore from the Pilar mine is hauled to the Caeté plant. At historical mining grades, transportation costs account for approximately $250 per ounce. This is a significant cost and sustainable improvement in grades mined is required in order to make Pilar economically viable at current gold prices. Pilar currently accounts for approximately 75% of the ore processed at the Caeté plant. The past financial position of the Company resulted in a lack of exploration ahead of operations. This situation will continue to result in lower than desired ore grade and higher production costs, until exploration reveals better grade areas ahead of mining and these areas are developed.

The geological setting at Pilar is believed to be excellent and the mine is only a few kilometers from Anglo Ashanti’s São Bento and Corrego do Sitio mines that continue to be significant producing mines. The focus at Pilar is to explore down dip beyond the current working levels and to prove up the postulated gold zones seen on newly interpreted grade maps. While exploration is taking place, the remaining lower grade developed ore is planned to be mined, high-grade remnants taken, and other brownfield exploration conducted. Near mine exploration will focus on an unexplored magnetic anomaly some two hundred meters from existing workings that shows a magnetic signature similar to that of São Bento and Pilar mines.

In a news release dated April 9, 2015, the Company disclosed exploration results, which were focused on the continuity of the Pilar mineralisation beyond current mine workings. Multiple high grade intercepts were encountered including 7.4 meters of 18.22 grams per tonne of gold. True widths have not yet been determined.  Upon completion of the exploration drilling program, programmed for mid-year, a separate study will be conducted to assess the economics of resuming development to extend the mine life. The objective will be to evaluate extending operations into newly defined material, considering prevailing economic factors and the rate of return on such continued activity, versus other alternatives.

The Pilar mine provides for 1,000 tonnes per day or two-thirds of the Caeté complex production capacity, while the RG mine provides for the remainder of 500 tonnes per day from the underground RG-1 deposit. The RG mining activity has historically focused on surface exposures of gold deposits, mostly in the RG-2, RG-3, RG-6 and RG-7 outcrops. These outcrops, mined using open-pit mining techniques have had limited exploration, focusing solely on down-dip projection of gold mineralization. RG-2, RG-3 and RG-6 all sit in the hanging wall of the banded iron formation that runs through the area and is associated with gold mineral deposition. RG-1, however, sits on the footwall side of the iron formation and is the only deposit identified on this side of the iron formation and currently hosts all RG production. Potential exists for continuity of gold deposition along both the hanging and footwall in the RG area. The lack of exploration undertaken to date creates opportunity to add resources and reserves through continued exploration.

MD&A – First quarter ended March 31, 2015	Jaguar Mining Inc.	|8

Production from RG-1 orebody, closer to the Caeté plant, can be mined at lower grade economically when compared to Pilar, due to Pilar’s higher ore transportation costs. Still un-mined is the RG-2 higher-grade underground ore that sits partially developed. Near-mine exploration is planned to focus on better grade areas observed through the newly interpreted geology maps.

The Caeté plant gold recovery is approximately 89% utilizing gravity, flotation and Carbon-In-Leach (CIL) treatment of flotation concentrate. Optimization of the plant offers opportunities for both increased gold extraction and reduced unit processing costs. Avenues are being explored to better use the currently underutilized processing facility. The plant is in good condition and there is sufficient space in the tailings pond for the detoxified flotation concentrate tailings for the medium term.

Average grade processed at Caeté plant has been higher in the first quarter of 2015 as compared to 2014. This was due to the suspension of primary development and stopping mining of ore below the marginal cut-off grade, that in the past had provided higher tonnage to the plant but had a diluting effect on the grade. The lower tonnage at Caeté plant has allowed the shift system in the crushing and grinding area to be modified to provide further cost savings. There has been additional improvement in grade at Pilar by modifying the shape of the sub level open stopes to minimize the inclusion of waste at the edge of the plunging ore-shoots.

Development at both Pilar and Roça Grande was suspended towards the end of 2014 until a compelling reason can be found through exploration, to restart development. Capital expenditures on equipment relates mainly to catch up capital repairs and rebuilds, which were deferred in 2014, mostly due to the financial condition of the Company. Surface exploration spending is restricted to brownfield exploration in the immediate surroundings of the Pilar mine. During the fourth quarter of 2014, the Company also recorded an impairment charge in relation to the Caeté mining complex bringing down the net book value of its property plant and equipment to zero.

During the first quarter of 2015, underground diamond drilling at Pilar totalized 3,804 meters with the objective to extend the pay shoot continuities as part of the exploration effort to identify mineable resources down to level nine. The drilling campaign has been successful in delineating the extension of the BF and BA ore bodies up to 100 and 70 vertical meters respectively below current development. During the second quarter of 2015, an additional 2,600 meters are planned to upgrade the delineated resource into “indicated”. In addition to the exploration in depth, a total of 254 meters of drilling was executed to confirm the grades and weathering profile of the remaining resources above level 1.

At Roça Grande a total of 799 meters underground drilling were achieved during the first quarter of 2015. The first phase exploration drilling has failed to identify economic mineralization on the western extremity of the RG01 and 07 orebody continuity. The drill has been mobilized to the second drill bay on the eastern side of the structure to test the level 5 continuity.

The Paciência Complex

The 1,600 tonnes per day Paciência plant along with a workshop and office complex remain on care and maintenance. The well-built facilities remain functional. However, it is clear that, based on the defined resources, the underground mine cannot support a start-up of the facility at this time. To restart operations, exploration and development of the mines and mineral deposits that surround the facility, the Company would need to identify sufficient feed for a sustained operation. Delineated reserves available for mining exist but these reserves will not sustain an economic plant start-up.

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Paciência has not been a focus of attention for management during 2014 and the first quarter of 2015. Ultimately, the Company may startup, redeploy, sell, joint-venture or otherwise monetize the Paciência processing facility. The Company is conducting assessments to reduce the ongoing care and maintenance costs of the facility in 2015.

In 2014, the Company announced results from sampling at the nearby Palmital iron deposit. The Company’s desire was to put the iron ore deposit into production as soon as possible, in order to generate incremental operating margins to help defray the cost of retaining Paciência on care and maintenance. The iron ore deposit, mined under an exploration permit due to the limited size of the asset, should require minimal capital investment and would be operated using contracted personnel and equipment. The free-dig mining, crushing, screening, shipping and reclamation should not be a distraction from Jaguar’s main mandate of turning around the existing gold mining operations. However, permitting delays and the recent decline in the iron ore prices have reinforced management’s belief that this project is not near term in nature.

Gurupi Development Opportunity

The Gurupi Project, wholly owned by the Company through its Brazilian subsidiary MCT Mineração LTDA (“MCT”), is located in the State of Maranhão, Brazil, and comprises a total area of 138,548 hectares made of 44 mineral claims, of which 12 new targets have recently been added and for such reason have not yet been included in the Company's mineral resource estimates or feasibility studies related to the Gurupi Project to date. The Company anticipates that these additional targets have the potential to further increase mineral resources at Gurupi.

In 2014, management completed an internal conceptual study for the development of Gurupi project. This study suggests that a small milling operation of approximately 2,500-3,000 tpd plus a conventional heap leach for low grade material may be a more feasible development alternative, compared to the 15,000 tpd whole ore milling plan, as envisioned in the 2011 feasibility study by Technomine. Additional work is planned in order to finalize management’s views.

During the first quarter of 2015, Jaguar performed additional mine engineering and metallurgical studies to evaluate development alternatives. These studies are largely focused on evaluating the option for a phased project implementation in progressive stages, with gradual increases in production capacity and thus incremental capital expenditure. The first operation phase is based on saprolite processing that will demand a lower capital expenditure and lower projected operational costs.

In 2015, Jaguar also initiated interactions and engagement with all the stakeholders at Gurupi including Federal, State and Municipal government agencies, local communities, garimpeiros (artisanal miners working in the region), and local civic & business groups. These interactions are aimed to win support and buy-in, and to promote the approach of the phased project implementation.  The Company also closed an administrative office in San Luis to lower G&A costs and to reinforce the Company’s local presence in the community where the mine is situated

During the first quarter of 2015, Jaguar also started a low cost revitalization of the Chega Tudo field office and related facilities (core shed, accommodations, etc.) to support the project restoration and implementation. The Company has now engaged specialized legal support based in São Luis (the capital of the State of Maranhão) for the use of local lawyers to help with the licensing for development.

Greenfield Exploration

Jaguar acquired over 210,000 hectares of mineral rights in its history and currently holds approximately 197,000 hectares. The Company intends to assess its holdings in due course, to establish the disposition plan of the assets in the context of any change to holding cost, which are currently minimal.

The most interesting greenfield asset within the exploration portfolio appears to be the Pedra Branca target where good grade surface expressions were identified by mapping and channel samples and have led to some exploration drilling to date. Again, due to prior financial constraints this prospect has remained dormant and now offers opportunity for further exploration should funds be available.

MD&A – First quarter ended March 31, 2015	Jaguar Mining Inc.	|10

REVIEW OF OPERATING AND FINANCIAL RESULTS

Selected Quarterly Financial Information1

		Three months ended
($ thousands, except where indicated)	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013
Revenues	$28,747	$25,766	$29,015	$30,481	$31,100	$28,461	$32,082	$32,427
Production costs	(20,133)	(23,508)	(22,312)	(23,274)	(21,337)	(22,073)	(20,451)	(23,960)
Gross margin (excluding depreciation)2	8,614	2,258	6,703	7,207	9,763	6,388	11,631	8,467
Net income (loss)	(12,946)	(90,530)	(9,491)	246,646	(15,755)	(166,472)	(13,192)	(64,041)
Cashflows from operating activities	12,177	(1,156)	(253)	(8,045)	2,609	(3,199)	5,072	(131)
Total assets	181,131	195,264	293,356	308,220	285,372	294,788	441,659	458,129
Total liabilities	91,648	93,676	101,325	107,522	394,954	388,347	369,297	373,999
Average realized gold price (per ounce)2	$1,187	$1,204	$1,279	$1,280	$1,288	$1,261	$1,331	$1,415
Cash operating cost per oz produced2	$808	$894	$969	$958	$923	$889	$847	$931
1 Sum of all the quarters may not add up to the annual total due to rounding.
2 Average realized gold price, gross margin (excluding depreciation) and cash operating costs are all non-gaap financial performance measures with no standard definition under IFRS. For further information, refer to the Non-IFRS Financial Performance Measures section of the MD&A.

Revenue

($ thousands, except where indicated)	Three months ended March 31,
	2015	2014	Change
Revenue	$28,747	$31,100	(8%)
Ounces sold	24,228	24,181	0%
Average realized gold price1	$1,187	$1,286	(8%)
1 Average realized gold price is a non-gaap financial performance measure with no standard definition under IFRS. For further information, refer to the Non-IFRS Financial Performance Measures section of the MD&A.

Revenue for the quarter ended March 31, 2015 was 8% lower than the same period in 2014, primarily due to 8% reduction in gold price. The reduction in average realized price by almost $100 per ounce between the first quarter of 2015 and the first quarter of 2014 has an impact of reducing the Company’s revenue by approximately $2.4 million for the quarter.

The market price of gold is the primary driver of our profitability and our ability to generate free cash flow. During the three months ended March 31, 2015, the market price of gold (London PM Fix) traded in a range from $1,147 to $1,296 and averaged $1,218 per ounce. The price of gold closed at $1,187 per ounce on March 31, 2015, while the average price during the first quarter of 2015 reflected a $75 per ounce or 6% reduction as compared to the average market price of $1,293 per ounce in the same period last year. The decline in price of gold in if the first quarter of 2015 was primarily as a result continued strengthening of the US dollar, which was due to the improving economic forecasts for the United States.

Production

Jaguar Mining produces gold at its Turmalina and Caeté operations, while the Company’s Paciência operation is on temporary care and maintenance. The Caeté plant processes ore from the two underground mines, Pilar and Roça Grande, while the Turmalina plant processes ore from the adjacent underground mine.

MD&A – First quarter ended March 31, 2015	Jaguar Mining Inc.	|11

Consistent with efforts to decrease overall production costs, tonnes mined decreased during the first quarter of 2015 by 12% compared to the same period in 2014, while the average head grade increasing by 13%. The reduction in tonnes mined was made to decrease dilution and eliminate unprofitable-ounce production. The reduction in tonnage and improvement in grade which contributed to reducing the cash operating costs per ounce produced by 12% in the first quarter of 2015 as compared to the same period in 2014, as outlined in the table below:

Consolidated Production

($ thousands, except where indicated)	Three months ended March 31,
	2015	2014	Change
Direct mining and processing cost	$19,145	$18,813	2%
Royalties, production taxes and others	988	2,524	(61%)
Royalty expense and CFEM taxes	980	1,017	(4%)
NRV adjustment and others	8	1,507	(99%)
Cost of sales	$20,133	$21,337	(6%)
Cash operating costs (per ounce produced)1	$808	$923	(12%)
1 Cash operating costs is a non-gaap financial performance measure with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the MD&A.

Consolidated Quarterly Production

First quarter 2015 cash-operating-costs per ounce of gold produced were lower at $808 compared to $923 during the first quarter of 2014, a decrease of $115 per ounce or 12%. The cost decrease was primarily due to improvement in average recovery grade by 13% or $85 per ounce, favorable foreign exchange movements as a result of 21% devaluation of the Brazilian Reais (average exchange rate: Q1 2015: R$2.87 per US$ compared to Q1 2014: R$2.37 per US$) with an impact of $150 per ounce, which was partially offset by cost increase of $120 per ounce due to higher cost of preventive maintenance of mining equipment and all mine-site fixed overheads allocated to mining activity at Caeté due to suspension of primary development at Pilar and RG.

		Three months ended
($ thousands, except where indicated)	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013
Tonnes of ore processed ('000)	226,000	258,000	249,000	263,000	268,000	258,000	298,000	271,000
Average head grade (g/t)1	3.28	3.02	3.13	3.11	2.89	2.96	3.06	2.96
Average recovery rate (%)	89%	89%	89%	89%	88%	88%	88%	88%
Gold (ozs)
Produced	21,336	22,456	22,374	23,867	23,359	21,956	26,300	22,503
Sold	24,228	21,400	22,681	24,002	24,181	22,503	24,111	22,920
Average realized gold price ($ per oz)2	$1,187	$1,204	$1,279	$1,280	$1,288	$1,261	$1,331	$1,415
Cash operating cost (per oz produced)2	$808	$894	$969	$958	$923	$889	$847	$931
1The 'average head grade' represents the recalculated head-grade milled.
2 Cash operating costs and average realized cost are a non-gaap financial performance measure with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the MD&A.

Turmalina Mine Complex

The primary mining method utilized at the Turmalina underground mine is sublevel open stoping with unconsolidated backfill.  Ore produced at the Turmalina mine is transported to the adjacent 3,000 tonnes per day CIL processing plant. The Turmalina plant consists of three ball mills of which currently only one is operating at 1,200 tonnes per day.

During the first quarter of 2015, Turmalina produced 11,796 ounces of gold, which was 4% more when compared to the same period in 2014. The increase in production in the first quarter of 2015 as compared to the same period in 2014 is primarily due to 11% higher average head grade.

MD&A – First quarter ended March 31, 2015	Jaguar Mining Inc.	|12

Turmalina Quarterly Production

	Three months ended
($ thousands, except where indicated)	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013
Tonnes of ore processed ('000)	111,000	117,000	107,000	107,000	111,000	114,000	122,000	123,000
Average head grade (g/t)1	3.59	3.60	3.69	4.14	3.24	3.13	3.46	3.01
Average recovery rate (%)	90%	90%	91%	91%	88%	89%	89%	88%
Gold (ozs)
Produced	11,796	12,067	11,336	13,190	11,374	10,451	12,308	10,345
Sold	13,196	11,243	11,710	13,481	11,513	10,850	10,850	10,061
Cash operating cost (per oz produced)2	$649	$656	$750	$696	$857	$822	$758	$923
1The 'average head grade' represents the recalculated head-grade milled.
2 Cash operating costs is a non-gaap financial performance measure with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the MD&A.

The cash operating cost per ounce produced for the first quarter of 2015 decreased by 24% or $208 per ounce as compared to the same period in prior year. Primary contributing factors of reduction in costs in the first quarter 2015 compared to same period in 2014 is higher average head grade milled by 11% or $65 per ounce and favorable foreign exchange movements as a result of 21% devaluation of the Brazilian Reais (average exchange rate: Q1 2015: R$2.87 per US$ compared to Q1 2014: R$2.37 per US$) with an impact of $134 per ounce.

Turmalina Sustaining Capital

($ thousands)	Three months ended March 31,
	2015	2014
Sustaining Capital1
Primary development	$1,697	$1,197
Exploration - Brownfield	291	28
Minesite sustaining	1,316	6
Total sustaining capital1	3,304	1,231
Total non-sustaining capital1	-	44
Total capital expenditures	$3,304	$1,275
1Sustaining and non-sustaining capital are non-gaap financial measures with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the MD&A. Capital expenditures are in included in our calculation of all-in sustaining costs and all-in costs.

Primary development at the Turmalina mine totaled 657 meters for the first quarter of 2015, compared to 494 meters for the same period in the prior year, which led to an increase in primary development costs. Total capital expenditures on equipment relate mainly to capital repairs and rebuilds. Higher primary development and capital maintenance costs had the impact of increasing the all-in sustaining costs by $85 per ounce of gold sold for the first quarter of 2015. For more information on all-in sustaining costs by mine site, refer to the non-IFRS performance measures section of the MD&A.

Caeté Mine Complex

The Caeté mining complex has two underground mines (Roça Grande and Pilar). Roça Grande exclusively uses the mechanized horizontal cut and fill mining method, while Pilar primarily uses sublevel open stoping with backfill. Ore produced from these mines is transported to the 2,200 tonnes per day gravity, flotation and CIL treatment of flotation concentrate processing plant adjacent to the Roça Grande mine, a total distance of approximately 50 kilometers by paved road from the Pilar mine.

MD&A – First quarter ended March 31, 2015	Jaguar Mining Inc.	|13

During the first quarter of 2015, Caeté produced 9,540 ounces of gold, which was 20% less than the amount produced during the same period in 2014. This decrease in production is due to 27% lower tonnage partially offset by 19% higher grade.

The overall cash operating costs marginally increased in the first quarter of 2015 to $1,005 per ounce as compared to $986 per ounce for the same period in 2014, an increase of $19 per ounce or 2%, but decreased $165 per ounce as compared to the fourth quarter of 2014. The Company has suspended primary development at Pilar and Roça Grande mines since December 2014. Therefore all fixed mine-site G&A costs were allocated to mining activity, instead of being shared with the primary development activity, resulting in an increasing effect on cash operating cost per ounce.

Caeté Quarterly Production

	Three months ended
($ thousands, except where indicated)	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013
Caeté - Tonnes of ore processed (t)	115,000	141,000	142,000	156,000	157,000	144,000	176,000	148,000
Caeté - Average head grade (g/t)1	3.16	2.57	2.71	2.40	2.65	2.82	2.78	2.92
Average recovery rate (%)	89%	88%	88%	88%	88%	88%	88%	88%
Gold (ozs)
Produced	9,540	10,389	11,038	10,677	11,985	11,505	13,992	12,158
Sold	11,032	10,157	10,971	10,521	12,668	11,653	13,261	12,859
Cash operating cost (per oz produced)2	$1,005	$1,170	$1,195	$1,281	$986	$950	$925	$938
1The 'average head grade' represents the recalculated head-grade milled.
2 Cash operating costs is a non-gaap financial performance measure with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the MD&A.

Caeté Sustaining Capital

($ thousands, except where indicated)	Three months ended March 31,
	2015	2014
Sustaining Capital1
Primary development2	$390	$1,455
Exploration - Brownfield	1,462	262
Minesite sustaining	119	998
Total sustaining capital1	1,971	2,715
Total non-sustaining capital1	-	-
Total capital expenditures	$1,971	$2,715
1Sustaining and non-sustaining capital are non-gaap financial measures with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the MD&A. Capital expenditures are in included in our calculation of all-in sustaining costs and all-in costs.

2This represents primary development costs incurred at Pilar hanging wall for the 2015 exploration drilling program.

During the first quarter of 2015, 4,603 meters of definition drilling was conducted at the Pilar mine in the resource area (brownfield), thus resulting in higher capitalized expenditures.

MD&A – First quarter ended March 31, 2015	Jaguar Mining Inc.	|14

Operating expenses

($ thousands)	Three months ended March 31,
	2015	2014	Change
Exploration and evaluation costs	$50	$39	28%
Care & maintenance costs (Paciência mine)	284	606	(53%)
Stock-based compensation	184	45	309%
General and administration expenses	2,281	4,037	(43%)
Restructuring costs	-	2,907	(100%)
Amortization	243	270	(10%)
Changes to legal provisions and Recoverable VAT	7,771	4,019	93%
Other expenses	925	1,249	(26%)
Total operating expenses	$11,738	$13,172	(11%)

Care & maintenance Costs – Paciência mine

Paciência mining complex continued on care and maintenance during the first quarter of 2015. No gold has been produced since the second quarter of 2012 when the mine was put on care and maintenance. No underground development or drilling work was carried out by the Company at Paciência mine during the first quarter of 2015. The Complex has been secured and the facilities are preserved and patrolled. A limited maintenance staff periodically turns the mills and equipment to maintain the plant in working order.

General and administrative expenses

The ‘General and Administration’ (G&A) expenses, exclude mine-site administrative costs which are charged directly to operations and includes legal, accounting, costs to maintain offices and personnel in Belo Horizonte, Brazil and Toronto, Canada and costs associated with being a publicly-traded company.

($ thousands)	Three months ended March 31,
	2015	2014	Change
Corporate office (Toronto)	$1,240	$1,770	(30%)
Brazil office (Belo Horizonte)	970	2,172	(55%)
Other	71	95	(25%)
Total G&A expenses	$2,281	$4,037	(43%)

The overall G&A expenses (Toronto and Belo Horizonte offices) decreased by 43% during the first quarter of 2015 compared to the corresponding period in 2014. The impact was due to headcount reductions as part of the ongoing organizational restructuring, and the general cost cutting measures adopted by management. On a per ounce basis, the G&A costs in the first quarter of 2015 was $94 per ounce sold, as compared to $167 per ounce sold for the same period in 2014.

MD&A – First quarter ended March 31, 2015	Jaguar Mining Inc.	|15

Restructuring costs

($ thousands)	Three months ended March 31,
	2015	2014	Change
Restructuring costs	$-	$2,907	(100%)

No restructuring costs were incurred during the first quarter of 2015. Restructuring costs in the same period in 2014 were primarily related to fees for the capitalization and financing under the CCAA Plan, mainly legal fees, financial consulting expenses and severance costs.

Changes to legal and recoverable taxes provisions

($ thousands)	Three months ended March 31,
	2015	2014	Change
Changes to legal provisions	$6,660	$1,281	420%
Changes to recoverable taxes provision	1,111	2,738	(59%)
Changes to legal and recoverable taxes provisions	$7,771	$4,019	93%

Legal Provisions (also see Litigation and Contingencies below)

As at March 31, 2015, the Company is a defendant in 410 outstanding legal labour claims. For the first quarter of 2015, the Company recorded a net additional legal provision for $6.7 million (first quarter of 2014: $1.3 million) representing management’s best estimate of expenditures required to settle present claims. The ultimate outcome or actual cost of settlement may vary materially from management estimates.

Recoverable Taxes Provision

During 2014, the Company initiated procedures to obtain approval and/or refund of R$29.1 million of Federal VAT (‘Value Added Tax’) input tax credits with respect to the years 2009 through 2011 for MTL. Following an extensive audit process, in February 2015, 81.6% of the input tax credits were approved for refund. 29.7% of the approved amount was applied as a credit to reduce other federal taxes payable for prior years, while R$16.7 million (approximately $6.0 million) was refunded in cash. The movement in the provision for recoverable taxes during the first quarter of 2015 considers the MTL VAT refund and possibility of additional refunds, offsets of certain income taxes payable and the impact of changes in the discount rate.

Non-operating expenses

($ thousands)	Three months ended March 31,
	2015	2014	Change
Foreign exchange loss	$(1,924)	$(982)	96%
Financial instruments gain	579	-	100%
Finance costs	1,124	4,819	(77%)
Other non-operating expenses (recoveries)	(26)	(161)	(84%)
Non Operating expenses (income)	$(247)	$3,676	(107%)

MD&A – First quarter ended March 31, 2015	Jaguar Mining Inc.	|16

During the first quarter of 2015, the finance costs primarily represent interest on debt, amortization of discount and transaction costs on debt and accretion expense. The decrease in interest expense and amortization of borrowing costs for the first quarter of 2015 compared to the same period in 2014 is due to the implementation of the CCAA plan and the overall reduction of the debt.

($ thousands)	Three months ended March 31,
	2015	2014	Change
Interest expense	$799	$4,363	(82%)
Accretion	325	456	(29%)
Total finance cost	$1,124	$4,819	(77%)

TAXES

Recoverable Taxes in Brazil

Certain taxes paid in Brazil on consumables and property, plant and equipment generate tax credits through various mechanisms. The Company is currently working on several initiatives to ensure optimum utilization of those tax credits, which includes assessment of the tax credits for offset against taxes otherwise payable and restitution in cash.

A valuation provision for recoverable taxes is prepared on a quarterly basis. The calculation takes into account various factors including the limited methods to recover such taxes, the length of time it will take to recover such taxes and the estimated operating tenure of the Company. Any provision reduces the net carrying value of recoverable taxes to their estimated present value based on the manner and timing of expected recovery, discounted at Brazilian Selic rate as at March 31, 2015.

As at March 31, 2015, gross recoverable taxes (which are primarily denominated in Brazilian Reais) and also include Canadian HST recoverable of $1.1 million, amounted to $27.9 million (March 31, 2014 - $61.1 million). Also as at March 31, 2015, the provision for recoverable taxes was approximately $8.9 million (March 31, 2014 - $31.6 million). Consequently, the book value of recoverable taxes as at March 31, 2015 was $19.0 million (March 31, 2014 - $31.6 million).

During 2014, the Company filed an administrative application to certify tax credits in relation to ICMS (Imposto sobre circulação de mercadorias e prestação de serviços) in the amount of approximately $6.0 million which, upon certification, may be freely used to offset future ICMS taxes owed for equipment and assets purchases, where those items are manufactured in the state of Minas Gerais.

Government royalty

A federal 1% royalty, Compensação Financeira pela Exploração de Recursos Minerais (“CFEM”), is levied on gold production. The rate is calculated on the gross gold sale proceeds less refining charges and insurance, as well as any applicable sales taxes.

Brazilian tax regulation involves three jurisdictions and tax collection levels: the Federal, State and Municipal levels.  The main taxes levied are: corporate income tax with companies generally subject to income tax at a rate of 25% and social contribution tax on the net profit at a current rate of 9%.  There are several government incentives for start-up projects in Brazil, such as subsidized loan financing and tax exemptions or reductions, which vary according to the characteristics and location of each project. International investors have equal access to these incentives along with local investors.

MD&A – First quarter ended March 31, 2015	Jaguar Mining Inc.	|17

Income and deferred taxes expenses

($ thousands)	Three months ended March 31,
	2015	2014	Change
Current income tax expense	$672	$348	93%
Deferred income tax expense	2,993	(354)	100%
Income tax expense	$3,665	$(6)	100%

The income tax expense of $3.7 million for the first quarter of 2015 primarily relates to a current income tax expense in MTL and the deferred tax impact of the strengthening of the US dollar during the quarter. The current tax liability of $3.2 million and a non-current tax liability of $8.0 million as at March 31, 2015 was net off against the recoverable tax balance. The balance sheet reflects a deferred income tax liability of $9.9 million as at March 31, 2015 (December 31, 2014 - $8.3 million). The income tax provision is subject to a number of factors, including the allocation of income between different countries, different tax rates in various jurisdictions, the non-recognition of tax assets, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

MD&A – First quarter ended March 31, 2015	Jaguar Mining Inc.	|18

REVIEW OF FINANCIAL CONDITION

Liquidity and cash flow

The Company’s financial statements were prepared on a going concern basis (see Note 2 to the condensed interim consolidated financial statements), which assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business as they become due.

The Company has reported an operating loss for the quarter ended March 31, 2015. The Company considers that the near term economic outlook presents challenges in terms of commodity prices. Whilst the Company has instituted measures to preserve cash, improve operations and is seeking to secure additional financing, these circumstances create uncertainties over future results and cash flows. The Company had a working capital deficiency of $32.4 million as at March 31, 2015. The Company will need to obtain additional financing in order to meet its near‐term operating cash requirements, debt payments and sustaining capital expenditures. There is no assurance that the Company’s financing initiatives will be successful or sufficient. As at March 31, 2015, the Company had cash and cash equivalents of $10.3 million compared to cash and gold bullion of $9.0 million as at December 31, 2014.

	March 31, 2015	December 31, 2014

Cash and cash equivalents	$10,258	$7,161
Gold bullion	-	1,801
Cash and gold bullion	$10,258	$8,962
Non-cash working capital
Other current assets	20,020	31,263
Current liabilities	(62,677)	(63,466)
Working capital	$(32,399)	$(23,241)

The use of funds during the first quarter of 2015 is explained below.

($ thousands)	Three months ended March 31,
	2015	2014
Operating inflows (outflows)	$12,177	$2,609
Financing activities
Net change in debt	(3,200)	-
Interest paid	(718)	(814)
Other	(26)	119
Total financing inflows (outflows)	$(3,944)	$(695)
Investing activities
Capital expenditures on equipment and brownfield exploration	(5,381)	(4,324)
Mineral exploration projects	(101)	(188)
Purchase of property, plant and equipment	(5,280)	(4,136)
Net proceeds from asset sales	37	31
Total investing outflows	(5,344)	(4,293)
Effect of exchange rate	208	373
Increase/(decrease) in cash and equivalent	$3,097	$(2,006)

MD&A – First quarter ended March 31, 2015	Jaguar Mining Inc.	|19

The improvement of $5.8 million in operating cash flow for the first quarter of 2015 compared to the same period in 2014 is mainly due to lower costs due to improved grade, lower tonnage and benefit of decline in the value of Brazilian Reais as compared to the US dollar.

The Company’s senior secured debt facility, starting July 2014, has been repaid at a rate of $1.0 million of principal plus interest per month. The balance of the debt facility amount to $11.1 million needs to be paid in full during the remaining year 2015.

The increase in investing activities for the first quarter of 2015 compared to the same period in 2014 is primarily due to major rebuilds and capital repairs undertaken for the mining equipment, and offset by lower primary development at Pilar and RG. Capital spending is outlined below:

($ thousands)	Three months ended March 31,
	2015	2014
Sustaining Capital1
Primary development	$2,087	$2,652
Exploration - Brownfield	1,753	290
Minesite sustaining
Engineering	5	91
Equipment	1,430	913
Total sustaining capital	5,275	3,946
Non-sustaining Capital (including Capital Projects)1
Gurupi	101	133
Others	5	245
Total non-sustaining capital1	106	378
Total capital expenditures	$5,381	$4,324
1Sustaining and non-sustaining capital are non-gaap financial measures with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the MD&A. Capital expenditures are in included in our calculation of all-in sustaining costs and all-in costs.

Capital expenditure on the Gurupi Project has been minimal in first quarter of 2015 and 2014. The Gurupi Feasibility Study was completed in 2011 and the Company is currently performing low cost metallurgical tests and desktop mine planning work to evaluate options to develop the project with the possibility of lowering the capital cost and diminishing the time of development.

MD&A – First quarter ended March 31, 2015	Jaguar Mining Inc.	|20

Contractual Obligations and Commitments

The Company’s contractual obligations as at March 31, 2015 are summarized as follows:

As at March 31, 2015 ($ thousands, except where indicated)	Less than 1 year1	1 - 3 years	3 - 5 years	More than 5 years	Total
Financial Liabilities
Notes payable
Principal	26,653	1,000	1,000	250	28,903
Bank indebtedness	14,753	-	-	-	14,753
Vale Note	500	1,000	1,000	250	2,750
Renvest credit facility	11,400	-	-	-	11,400
Interest	1,193	-	-	-	1,193
Total financial liabilities	$27,846	$1,000	$1,000	$250	$30,096
Other Commitments
Operating lease agreements	$188	$76	$-	$-	$264
Suppliers' agreements 2,3	687	-	-	-	687
Other provisions and liabilities	20,519	-	-	-	20,519
Reclamation provisions4	1,721	13,370	1,090	10,386	26,567
Total other commitments	$23,115	$13,446	$1,090	$10,386	$48,037
Total	$50,961	$14,446	$2,090	$10,636	$78,133
1 Represents the obligations and commitments for the remainder of the year.
2 The Company has the contractual right to cancel the mine operation contracts with 30 days advance notice. The amount included in the commitments table represents the contractual amount due within 30 days.
3 Purchase obligations for supplies and consumables - includes commitments related to new purchase obligations to secure a supply of cyanide, reagents, mill balls and other spares.
4 Reclamation provisions - amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of reclamation.

Derivative financial instruments – Hedging

The Company assesses its financial instruments and non‐financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. The Company entered into forward contracts to hedge against the risk of declining gold prices for a portion of its forecasted gold sales.

As at March 31, 2015, the Company had the following outstanding gold forward contracts:

Settlement Date	Ounces Hedged	Average US$ per ounce	Unrealized gain
May 26, 2015	11,586	$1,227	$460

The Company enters into gold forward contracts to hedge against the risk of declining gold prices for a portion of its forecasted gold sales. The Company closely monitors the changes in gold price and, as deemed appropriate, may enter into gold forward contracts with the aim of minimizing the impact of adverse changes to the price of gold.

Forward exchange contracts are derivative financial instruments and are used for risk management purposes and not for generating trading profits. The Company closely monitors exchange rates and, as deemed appropriate, may enter into forward currency contracts (to the extent that credit facilities are available) with the aim of minimizing the impact of adverse changes of the R$ and US$ relationship. As at March 31, 2015, the Company did not have any outstanding forward foreign exchange contracts.

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To the extent that derivative instruments are in assets or unrealized gain position, the Company is exposed to credit-related losses in the event of non-performance by its financial counterparties to the derivative financial instruments, but does not expect these counterparties to fail to meet their obligations.

Hedge accounting is applied to cash flow hedges that qualify under the hedging requirements of IAS 39 Financial Instruments: Recognition and Measurement (“IAS39”). Under hedge accounting, derivative instruments are recorded on the statement of financial position at fair value.  The effective portion of any gain or loss on the hedging instrument, net of any tax effects, is recognized in other comprehensive income (“OCI”) and recycled into earnings when the hedge item affects earnings. The ineffective portion is reported as an unrealized gain (loss) on derivatives contracts in the statements of operations and comprehensive loss.

Unrealized gains and losses on forward sales contracts are a result of the difference between the forward spot price of the gold and the forward sales contract price. Unrealized gains and losses on forward foreign exchange contracts are primarily a result of the difference between the forward currency contract price and the spot price of the Brazilian Reais.

FINANCIAL RESTRUCTURING PLAN– CCAA PROCEEDINGS

On November 13, 2013, the Company and its subsidiaries entered into a support agreement (as amended, the “Support Agreement”) with holders (the “Noteholders”) of approximately 81% of its $165.0 million 4.5% Senior Unsecured Convertible Notes due November 1, 2014 (“4.5% Convertible Notes”) and 82% of its $103.5 million 5.5% Senior Unsecured Convertible Notes due March 31, 2016 (together with the 4.5% Convertible Notes, the “Notes” – see Note 9) to effect a recapitalization and financing transaction that would eliminate approximately $268.5 million of the Company’s outstanding indebtedness by exchanging the Notes for common shares of Jaguar and inject approximately $50.0 million into the Company by way of a backstopped share offering (the “Share Offering”) by the Noteholders pursuant to a backstop agreement dated November 13, 2013 (as amended, the “Backstop Agreement”) between the Company, its subsidiaries and certain Noteholders.  Additional Noteholders signed consent agreements to the Support Agreement such that as of November 26, 2013, holders of approximately 93% of the Notes had signed the Support Agreement or a consent agreement thereto.

On December 23, 2013, the Company filed for creditor protection (the “CCAA Proceedings”) under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in the Ontario Superior Court of Justice (Commercial List) (the “Court”).  The CCAA Proceedings were commenced in order to implement a recapitalization transaction as contemplated in the Support Agreement through a plan of compromise and arrangement (as amended, supplemented or restated from time to time, the “CCAA Plan”). The Court granted an Initial Order, Claims Procedure Order and Meeting Order, each dated December 23, 2013.

The Claims Procedure Order provided for, among other things, the establishment of a claims procedure for the identification, quantification and determination of certain claims against the Company. Pursuant to the Meeting Order, Jaguar was authorized to call a meeting (the “Meeting”) of Affected Unsecured Creditors (as defined in the CCAA Plan) to consider and, if deemed advisable, to pass a resolution approving the CCAA Plan. The Meeting was held on January 31, 2014 and the CCAA Plan was approved by 100% of the Affected Unsecured Creditors that voted, in person or by proxy, at the Meeting. Following the Meeting, Jaguar obtained an order from the Court on February 6, 2014 sanctioning the CCAA Plan.

Thereafter, on April 22, 2014, the Company successfully implemented the CCAA Plan.  Based on the CCAA Plan a series of steps leading to an overall capital reorganization of Jaguar were implemented. These steps included:

•
The common shares of the Company issued and outstanding immediately prior to the implementation of the CCAA Plan were consolidated at a ratio of one (1) post-consolidation common share for each 86.39636 pre-consolidation common shares (the “Consolidation”);

•
The Noteholders and certain other Affected Unsecured Creditors of the Company with proven claims received their pro-rata share of 14,000,000 common shares of the Company in exchange for their Notes and in satisfaction of their claims, respectively, and Noteholders who signed the Support Agreement, or a consent agreement thereto, as of November 26, 2013, received their pro rata share of an additional 5,000,000 common shares of the Company in exchange for their Notes.  Pursuant to the CCAA Plan, the Notes (and the indentures under which such Notes were issued) have been irrevocably and finally cancelled and all unsecured claims of certain affected unsecured creditors of the Company are fully and finally released;

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•
Noteholders who participated in the Share Offering purchased up to their pro rata share of 70,955,797 common shares of the Company (collectively, the “Offering Shares”) and such Noteholders received their pro-rata share of 9,044,203 common shares of the Company (the “Accrued Interest Offering Shares”) in exchange for their Notes;

•
Noteholders who backstopped the Share Offering pursuant to the Backstop Agreement purchased their pro-rata share (based on their backstop commitments) of the Offering Shares not subscribed for under the Share Offering and received their pro rata share of an additional 11,111,111 common shares of the Company (the “Backstopped Commitment Shares”) in exchange for their Notes.

The gain on debt extinguishment resulting from implementing the CCAA Plan is summarized as follows:

Extinguishment of principal portion of the Notes	$268,500
Extinguishment of interest accrued on the Notes	10,454
Fair value of 19,000,000 common shares issued in exchange for extinguishment of the Notes	(13,388)
Gain on debt extinguishment	$265,566

In connection with the CCAA Plan, the Company negotiated amendments to certain terms of the Renvest Credit Facility (as defined in Note 9(b) of the condensed interim consolidated financial statements for the period ended March 31, 2014). The Facility amendments provide among other things the following key changes:
•	the maturity date of the Facility was extended to December 31, 2015 from July 25, 2014;
•
mandatory repayments of $1.0 million of principal amount plus accrued and unpaid interest shall be made each month from and including July 2014 to and including November 2015, with the balance of all outstanding obligations to be repaid on December 31, 2015;

•
the Lender shall have a right to convert up to $5.0 million of the outstanding obligations under the Facility into equity at a specified conversion price (subject to certain anti-dilution protections); and

•	existing breaches, defaults and events of default under the Facility were waived by the Lender.

In connection with the above amendments, the Company agreed to repay immediately to the Lender $10.0 million on account of the outstanding obligations under the Facility and the Lender waived its rights under the Facility to receive any portion of the net proceeds of the Share Offering, with the exception of the agreed upon $10.0 million repayment described above. The capital structure of the Company as at March 31, 2015 is outlined below:

All amounts in US$ millions, except number of common shares	As at March 31, 2015
Bank Indebtedness	$14.8
Renvest Facility	11.1
Vale Note	2.1
Total Debt	$28.0
Less: Cash and Cash Equivalents	(10.3)
Total Net Debt1	$17.7
Number of Common Shares Outstanding	111.1 million
1 Net debt is a Non-IFRS Performance Measure and is defined as total indebtedness excluding unamortized transaction costs and premiums or discounts associated with debt, less cash and cash equivalents. Net debt provides a measure of indebtedness in excess of the current cash available. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt.

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Health and Safety

In November 2014, a rock fall at Turmalina mine resulted in the tragic death of a Company employee. The response of the Company’s emergency team was timely and without fault, but unfortunately the facilities at the local rural hospital were not comprehensive enough to provide the necessary medical care. As part of the initiative to improve emergency preparedness, the company consequently contracted an independent expert in this field to carry out an audit of the emergency response facilities of Jaguar`s operation and the locally available facilities. A report has been issued and an Action Plan has been drafted. We now have 24 hour nursing coverage at the Turmalina mine complex, and are in process of contracting the same for the Caeté complex.

During the quarter ended March 31, 2015, the Lost Time Incidents (‘LTIs’) increased to 5 as compared to 1 incident during the same period in 2014. For each incident, management identifies the likely causes and develops remediation plans to prevent future recurrences. The overall LTI frequency rate is calculated as number of lost-time injuries per million hours worked.  On the positive side, the number of injuries without lost time in the first quarter of 2015 has reduced to 5 compared to 14 in first quarter of 2014.

Jaguar has started the process of being accredited for OHSAS 18001, which the Company expects to achieve in 2016. The Loss Control Management (‘LCM’) system already in place has many of the key elements required. LCM main elements are based on checking of procedures, facilities and equipment, human behavior and response to accidental scenarios whereas OHSAS as a management system, considers other key prevention elements like objectives/goals, legal and regulatory requirements, operational controls, personnel competence, training & awareness and internal audits.

Headcount Restructuring

Hiring and retaining key employees is one of our main goals in 2015.  The company is attracting new talent, individuals who personify the company's values and bring vital skills and experience that support the Company’s business objectives. During 2014, and continuing into the first half of 2015 management is conducting ongoing reviews of the head count, with special focus on consolidating roles and matching skills with job requirements.

Effective April 1, 2015, Mr. Neil Hepworth left his role as Chief Operating Officer of Jaguar for personal reasons, while he will continue to be engaged by the Company in a consulting capacity for the next six months.  The Company has hired Mr. Ubiratã Oliveira as Executive Vice President Operations.  Mr. Ubiratã completed his graduation in mine engineering and has an MBA in project management. Mr. Ubiratã brings over 39 years of mining and mineral experience, and will be initially focusing his attention on Turmalina mine complex. The success of the Turmalina mine is critical to Jaguar’s restructuring and Mr. Ubiratã will be the key support for the operations turnaround in 2015. The Company also promoted Mr. Jim Healy to the position of Executive Vice President Projects with a broader portfolio of responsibilities.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet investment or debt arrangements.

Related-Party Transactions

The Company incurred legal fees from Azevedo Sette Advogados (“ASA”), a law firm whose partner is Luis Miraglia, a director of Jaguar.  Fees paid to ASA are recorded at the exchange amount – being the amount agreed to by the parties and included in administration expenses in the statements of operations and comprehensive loss – and amount to $23,000 for the quarter ended March 31, 2015 ($16,000 for the quarter ended March 31, 2014, respectively).

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The Company also incurred legal fees from Goodmans LLP (“Goodmans”), a law firm where Robert Chadwick, a director of Jaguar is a partner.  Fees paid to Goodmans are recorded at the exchange amount – being the amount agreed to by the parties and included in restructuring fees in the statements of operations and comprehensive loss  – and amount to $2,000 for the quarter ended March 31, 2015 ($nil for the quarter ended March 31, 2014).

LITIGATION AND CONTINGENCIES

Labour Practices

Brazilian labour law is a complex system of statutes and regulations. Labour claims initiated by employees are quite common practice in Brazil and one which are endemic for companies operating in Brazil. Labour lawsuits are inexpensive and represent minimum risk for employees. Also, in most of the cases, the burden of proof will lie on the defendant Company to disprove the plaintiff’s allegations. That, coupled with an overall hyper-sensitivity of the Labour Courts to a perceived imbalance in the employer-employee relationship, has historically led courts to overcompensate with an overall employee protectionist approach.  As such, corporate labour compliance is a key point in Brazilian-based operations to minimize the impact of labour claims. Strict compliance and, more importantly, properly documented procedures to support compliance are extremely important. The Company has historically not been in full compliance of labour regulations nor did it have the proper procedures or documentation in place to support labour claims defences, which led to the bulk of the litigation contingencies recorded.

In March 2013, Management retained external counsel to review the Company’s labour practices in Brazil to determine areas of improvement. As a result, management received a report which identified areas of concern and potential labour liability (the “Report”). The final Report identified at least 47 labour law violations in the Company’s legacy human resource practices capable of generating financial liability and an additional violation was identified by management, totaling 48 labour law violations.  Management has been tracking the 48 violations and has since implemented changes in procedures to eliminate those issues going forward and made significant progress during 2014, in addressing the deficiencies. The Human Resource Department continues to monitor the implementation of those deficiencies. The Company continues to monitor its compliance practices and makes an ongoing reassessment of such practices. Where the Company may see certain improvements at one point in time, occasional flaws continue to be identified and addressed. Currently, 74% of the identified violations are considered in compliance, while 14% are being addressed and the remaining 12% are in risk. Going forward the Company expects to strengthen such compliance procedures by reassessing key controls which includes the assessment of such initiatives in conjunction with the legal department.

Labour Lawsuits

As of March 31, 2015, there were 410 employee-initiated lawsuits active against the Company, largely related to wages.  Based on management's assessment of the likelihood of loss related to 346 lawsuits, the Company has recorded approximately $18.9 million as legal contingencies as at March 31, 2015, of which $3.7 million are likely to be incurred within the next 12 months. The aggregate court deposits are of approximately $1.6 million and the settlement costs during the first quarter of 2015 total approximately $290,000. There can be no assurance that additional lawsuits will not be filed against the Company in the future with respect to past practices.

Litigation with Former Directors and Officers

On July 30, 2013, Daniel R. Titcomb (“Titcomb”), the Company’s former President and Chief Executive Officer, and a group of former officers, a former Director and a former related party (Brazilian Resources Inc. -“BZI”, a company of which Titcomb is a Director) (“Plaintiffs”), filed a complaint (the “Complaint”) in New Hampshire against the Company and selected current and former directors (the “Named Directors”) of the Company.  Among other items, the Complaint alleges wrongful termination of Titcomb on December 6, 2011 and mismanagement of the strategic review process regarding the possible change of control of Jaguar which ended May 8, 2012.

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On November 21, 2013, the Company and the named directors filed motions to dismiss various aspects of the Complaint on a number of grounds (the “Motions to Dismiss”).

On December 27, 2013, the Plaintiffs filed a motion to (i) stay the Complaint until the Ontario Superior Court of Justice (Commercial List) lifts the stay in the CCAA proceeding or the CCAA proceeding  is concluded; and (ii) stay and suspend the deadline for the Plaintiffs to respond to the Motions to Dismiss.  The Company and the Named Directors did not object to this motion.  An order granting the requested stay was issued by the U.S. District Court for the District of New Hampshire on December 30, 2013.

On February 5, 2014, the Company entered into an agreement with the plaintiffs providing, among other things, that upon implementation of the CCAA Plan, the plaintiffs shall have no right to, and shall not, make any claim or seek any recoveries under the Complaint, other than enforcing such Plaintiffs’ rights, if any, to be paid from the proceeds of an enumerated company or director and officer insurance policy by the applicable insurers.  The Company agreed that, upon implementation of the CCAA Plan and if requested by the plaintiffs in the Complaint, it would withdraw its counterclaims against the plaintiffs in the Complaint.

On April 22, 2014, the CCAA Plan was implemented, thereby giving effect to the February 5, 2014 agreement between the Company and the Plaintiffs.  The Plaintiffs have not at this time requested that the Company withdraw its counterclaims against them.

On August 15, 2014, Titcomb filed an amended complaint against the Company and the former directors named in the original suit in the federal court in New Hampshire.  That claim was intended to be limited to Titcomb’s employment claims, but Titcomb also included aspects of the claims relating to the strategic review process.  The Company will move to dismiss those additional claims.  On September 30, 2014, the Company filed an amended answer for the Company and the directors. This claim was intended to be dropped, which it was, as at the date of filing.  No discovery has been taken in that action as of this date. The Company has been informed that the Plaintiffs filed a Notice of Action with the Ontario Superior Court of Justice (Commercial List) on May 7, 2014.  The Notice of Action is subject to the terms of the February 5, 2014 agreement and the CCAA Plan. The Complaint in the Canadian action was served in late 2014.  No accrual has been recorded with respect to the Complaint or the Notice of Action.

MSOL vs. Brazilian Resources, Inc.

BZI failed to pay to the Company on December 31, 2012 and December 31, 2013, an amount of $197,872 for each year, totaling the amount of $395,744 by way of a note payable.  The Company is pursuing redress through court action in Brazil and had a lien on real estate in Concord, New Hampshire to ensure the protection of its interests against BZI.  Subsequent to the year end, after the sale of the above mentioned real estate, an amount was deposited in an escrow account with the Company’s law firm for release upon definition of the outcome of the claim.

BZI also has yet to pay approximately $198,000) in respect of a Brazilian labour court settlement.  By way of background, in 2008, a Brazilian labour claim settlement for R$378,108 was awarded against a BZI subsidiary in Brazil known as BW Mineração Ltda. (“BZI BW”).  As BZI BW failed to pay the court ordered claim and the Brazilian labour court considered MSOL, MTL and BZI BW, to be an economic group, and MSOL and MTL had funds taken directly from their Brazilian bank accounts by the court to settle the R$378,108 claim on BZI BW’s behalf.  BZI subsequently agreed to repay the amount awarded by the court to MSOL and MTL. The BZI liability is denominated in Brazilian Reais in the amount of 378,108, bears interest at U.S. LIBOR payable quarterly. No payment of interest, accrued interest or principal has been made to date, nor has BZI confirmed a date when it intends to pay its debt outstanding. The Company is pursuing court action in the Merrimack Superior Court of New Hampshire, USA, to obtain repayment in full.

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Environmental Issues

Jaguar’s operations are subject to environmental regulation in Brazil.  The Company has not been in full compliance with all environmental laws and regulations or held, or been in full compliance with, all required environmental and health and safety permits at all times.  The Company is currently subject to a number of reclamation and remediation liabilities and may have civil or criminal fines or penalties imposed for alleged violations of applicable laws or regulations in Brazil. The Company has implemented and prioritized control structures and monitoring programs to address environmental non-compliance, and a reclamation plan for its mining/project sites is being prepared.

The environment team was restructured in the last quarter of 2014, including hiring experts in the areas of hydrogeology, environmental liabilities and environmental licensing. The new team has begun a process of identifying critical aspects of compliance and assessing costs to address unconformities. Management’s plan is to resume reclamation activities and remediate violations in 2015.

RISKS AND UNCERTAINTIES

The business of Jaguar involves significant risk due to the nature of mining, exploration, and development activities.  Certain risk factors are related to the mining industry in general while others are specific to Jaguar.  The Company’s exposure to risks and other uncertainties are particularly described in the Company’s Annual Information Form for the period ended December 31, 2014.  Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

DEVELOPMENT AND EXPLORATION

Gurupi Project

The Gurupi Project, wholly owned by the Company through its Brazilian subsidiary MCT, is located in the State of Maranhão, Brazil, and comprises a total area of 137,419 hectares made of 32 mineral rights, of which 12 new targets have recently been added and for such reason have not yet been included in the Company's mineral resource estimates or feasibility studies related to the Gurupi Project to date. The Company anticipates that these additional targets have the potential to further increase mineral resources at Gurupi.

Jaguar received the Preliminary License (“LP”) in June 2011.  After the LP was granted, Jaguar completed part of the detailed engineering required to obtain the Installation License (“LI”).  In January 2012, Jaguar received the LI, which authorizes the construction of Gurupi’s processing plant.  The licensing decision for the tailings impoundment facility for the project is pending subject to the acquisition by Jaguar of the surface land rights for their construction. On November 20, 2013, Jaguar became aware that the Public Prosecutor in Brazil filed a lawsuit against MCT aiming at suspending the environmental licenses based on a number of unsupported allegations. In the preliminary decision, the judge decided to: (i) suspend the environmental licenses granted to MCT, (ii) prohibit any construction at the gold beneficiation plant, and (iii) stop any kind of negotiation with settlers without the participation of INCRA. MCT has not been served yet with the formal notice relating to the judge’s decision. The Company has retained the services of a legal firm to vigorously defend the case.

During Q1 2015 Jaguar has continued interactions with all stakeholders at Gurupi (Federal, State and Municipal government agencies, local communities, garimpeiros (artisanal miners working in the region), and local civic & business groups. One of the purposes of these interactions is to focus on the reinstatement of the necessary licenses for the development of the project.

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The Company continues to perform low cost investigations and studies including metallurgical test work and mine planning work to evaluate all options focusing on development alternatives that might lower the projected capital expenditure and diminishing the time of development of the Gurupi Project.

Pedra Branca Project

The Pedra Branca Project is located in the State of Ceará in northeastern Brazil and is currently comprised of 21 exploration licenses, totaling 34,228 hectares covering a 38-kilometer section of a regional shear zone. Final exploration reports and a PEA (Preliminary Economic Analysis) have been delivered to DNPM for three of these licenses. The concessions are located in and around municipal areas with good infrastructure. The mineralized structures are open along strike with potential for significant gold mineralization.

Further work on the Pedra Branca Project, has been delayed as the Company focuses its efforts on the operating projects, Turmalina and Caeté operations.  Consequently, the Company made only those expenditures required to maintain the claims and land tenure in good standing.

The Pedra Branca Project is 100% owned by Jaguar through its wholly owned subsidiary MSOL.  Based on the acquisition agreement of the project entered into with Glencore Xstrata plc. (“Glencore”), Glencore holds rights to a Net Smelter Royalty of one percent (1%) on future gold production and rights of first refusal on any Base Metal Dominant Deposit (as defined in the amendment) discovered, which if exercised, would allow Glencore to hold 70% of equity in a newly formed legal entity to hold such rights upon payment of three hundred percent (300%) of the Company’s exploration expenditures incurred exclusively on the relevant Base Metal Dominant Area of the property.

Turmalina - Zona Basal Project

During 2013, the Company completed the final exploration report on the southeastern portion of the Zona Basal target, located 3 kilometers west of the Turmalina plant facility and filed it with the DNPM, applying for a Mining Permit. The Company is currently negotiating the surface right that covers the northwestern extension of the 800 meter soil anomaly in order to continue exploration on this target. The northwestern extension of the soil anomaly is within the boundary of Jaguar´s mineral rights.

Pilar mine exploration

During 2014, the Company undertook a soil geochemistry program to cover the southern continuity of the 3A and 3F orebodies and to extend the Cuba’s grid towards the west in order to investigate mineralization around old mineral workings and excavations from the time of the Bandeirantes’ expeditions (early gold miners in Minas Gerais in the 1800´s and 1900´s). The southern grid will also help to understand the nature of the induced polarization (IP) anomaly recently discovered along the shear zone that hosts the main Pilar mineralization.

Palmital and Bocaina

As outlined below, the Company has applied for permits for iron minerals in its Palmital and Bocaina gold exploration permits, located 26 km from Itabirito, state of Minas Gerais, Brazil. Jaguar has filed a communication to DNPM declaring the existence of a mineral deposit containing iron, on its gold exploration permits in the Bocaina and Palmital areas, located at approximately 130 meters from the gate to the Corporation’s Palmital gold mine, now under care and maintenance. The access to the area is the same as to the Palmital gold mine.

Jaguar applied for a Guia de Utilização (a mining authorization) with DNPM in April 2014, and a LOP (Licença de Operação para Pesquisa or Exploration License) with SUPRAM (Superintendência de Regularização Ambiental de Minas Gerais), the state environmental agency in July 2014.

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Based on the initial exploration activities conducted to date, a talus type of iron minerals deposit, containing hematite, itabirite, and quartz fragments, cemented by limonite, goethite and other iron and clay minerals, has been mapped and surveyed by Jaguar. Seven channel samples were collected from outcrops by Jaguar geologists, and sent to SGS Geosol Laboratórios Ltda., an independent laboratory in Belo Horizonte, Brazil, for screening, sample preparation, and analysis, providing the following results.

Natural Pellet	mE	mS	Altitude (masl)	>6.3mm (%)	Fe (%)	SiO2 (%)	Al2O3 (%)	P (%)	Mn (%)	LOI (%)
CFEPL001	639,160	7,774,004	1,345	48.81	60.10	1.91	5.27	0.055	0.03	5.97
CFEPL002	639,251	7,774,141	1,358	48.62	63.10	2.28	3.61	0.064	0.02	3.33
CFEPL003	639,386	7,774,466	1,401	36.01	55.70	5.16	8.77	0.052	0.08	5.81
CFEPL004	639,376	7,774,429	1,395	52.44	57.00	2.25	8.60	0.060	0.04	6.75
CFEPL005	639,333	7,774,354	1,390	58.41	61.10	1.35	5.84	0.070	0.06	5.24
CFEPL006	639,314	7,774,361	1,384	39.33	61.70	1.31	5.50	0.062	0.03	5.24
CFEPL007	639,186	7,773,915	1,341	64.33	58.00	3.13	7.02	0.078	0.04	6.55
Average				49.71	59.56	2.41	6.35	0.064	0.04	6.26

Fines	mE	mS	Altitude (masl)	>6.3mm (%)	Fe (%)	SiO2 (%)	Al2O3 (%)	P (%)	Mn (%)	LOI (%)
CFEPL001	639,160	7,774,004	1,345	51.19	59.20	3.86	5.29	0.055	0.04	5.11
CFEPL002	639,251	7,774,141	1,358	51.38	53.80	10.50	6.04	0.073	0.02	5.53
CFEPL003	639,386	7,774,466	1,401	63.99	44.80	15.60	11.60	0.042	0.03	7.05
CFEPL004	639,376	7,774,429	1,395	47.56	55.80	4.45	8.11	0.057	0.05	6.53
CFEPL005	639,333	7,774,354	1,390	41.60	57.20	3.41	7.59	0.074	0.04	6.85
CFEPL006	639,314	7,774,361	1,384	60.67	59.00	2.95	6.34	0.066	0.04	6.16
CFEPL007	639,186	7,773,915	1,341	35.67	57.30	4.44	6.69	0.083	0.05	6.55
Average				50.29	54.87	6.02	7.24	0.066	0.04	6.26

QUALIFIED PERSON

Scientific and technical information contained in this MD&A has been reviewed and approved by Marcos Dias Alvim, BSc Geo., MAusIMM (CP), Project Development Manager, who is an employee of Jaguar Mining Inc., and is a ‘qualified person’ as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects (“NI 43-101”).

OUTSTANDING SHARE DATA

As at May 25, 2015

Issued and outstanding common shares	111,111,038
Stock options	2,379,735
Deferred Shares Units	1,525,566
Total	115,016,339

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NON-IFRS PERFORMANCE MEASURES

The Company has included the following non-IFRS performance measures: cash operating margin per ounce of gold produced, cash operating cost per tonne of ore processed, and cash operating cost per ounce of gold produced, all-in costs per ounce of gold sold and earnings before tax, depreciation and amortization (“EBITDA”) in this document.  These non-IFRS performance measures do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance.  Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines. The definitions of these performance measures and reconciliation of the non-IFRS measures to reported IFRS measures are as follows:

Reconciliation of cash operating costs per ounce sold, all-in sustaining costs, all-in costs per ounce sold

($ thousands, except where indicated)	Three Months Ended March 31,
	2015	2014
Cost of production (per statement of income)	$20,133	$21,337
General & Administration Expenses	2,281	4,037
Corporate stock-based compensation	184	45
Sustaining capital expenditures1	5,275	3,946
All-in sustaining cash costs	27,873	29,365
Reclamation - accretion (operating sites)	487	152
All-in sustaining costs1,2	$28,360	$29,517
Non-sustaining capital expenditures1	106	378
Exploration and evaluation costs (greenfield)	50	39
Reclamation - accretion (non-operating sites)	42	304
Care and maintenance (non-operating sites)	284	606
All-in costs 1,2	$28,842	$30,844
Ounces of gold sold	24,228	24,181
Cash operating costs per ounce sold1	$831	$882
All-in sustaining cash cost per ounce sold1	$1,150	$1,214
All-in sustaining cost per ounce sold1	$1,171	$1,221
All-in cost per ounce sold1	$1,190	$1,276
1 Cash operating costs, all-in sustaining costs and all-in costs are all non-gaap financial performance measures with no standard definition under IFRS. Result may not calculate due to rounding.
2 Capital expenditures are in included in our calculation of all-in sustaining costs and all-in costs.

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Cash operating costs per ounce sold, all-in sustaining costs (by mine)

($ thousands, except where indicated)	Three Months Ended March 31,
	2015	2014
Turmalina
Cost of production	$9,996	$10,581
Sustaining capital expenditures	3,304	1,231
All-in sustaining costs1	$13,300	$11,812
Ounces of gold sold	13,196	11,513
Cash operating costs per ounce sold1	$758	$919
All-in sustaining cost per ounce sold1	$1,008	$1,026

Caeté Complex
Cost of production	$10,137	$10,756
Sustaining capital expenditures	1,971	2,715
All-in sustaining costs1	$12,108	$13,471
Ounces of gold sold	11,032	12,668
Cash operating costs per ounce sold1	$919	$849
All-in sustaining cost per ounce sold1	$1,098	$1,063
1 Cash operating costs and all-in sustaining costs are all non-gaap financial performance measures with no standard definition under IFRS. Results of individual mines may not add up to the consolidated numbers due to rounding.

Reconciliation of Net Loss to EBITDA

($ thousands, except where indicated)	Three Months Ended March 31,
	2015	2014
Net loss	$(12,946)	$(15,755)
Income tax expense	3,665	(6)
Finance costs	1,124	4,819
Depreciation and Amortization	6,647	8,946
EBITDA	$(1,510)	$(1,996)
Impairment charges	-	-
Changes to legal provisions and Recoverable VAT	7,771	4,019
Stock based compensation	184	45
Net Realizable Value Adjustment	32	904
Financial instruments gain	579	-
Adjusted EBITDA	$7,056	$2,972
1 This is a non-gaap financial performance measures with no standard definition under IFRS.

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Calculation of cash operating cost per ounce produced

	Three Months Ended March 31,
($ thousands, except where indicated)	2015	2014
Consolidated
Production costs per income statement	$20,133	$21,337
Royalty and CFEM	(980)	(1,017)
Others Adjustments	(8)	(1,507)
Change in inventory	(1,902)	2,752
Operational cost of gold produced	$17,243	$21,565
Gold produced (ounces)	21,336	23,359
Cash operating costs (per ounce produced)	$808	$923

Turmalina Plant
Production costs per income statement	$9,996	$10,581
Royalty and CFEM	(806)	(791)
Others Adjustments	-	(77)
Change in inventory	(1,534)	34
Operational cost of gold produced	$7,656	$9,747
Gold produced (ounces)	11,796	11,374
Cash operating costs (per ounce produced)	$649	$857

Caeté Plant
Production costs per income statement	$10,137	$10,756
Royalty and CFEM	(174)	(226)
Others Adjustments	(8)	(1,430)
Change in inventory	(367)	2,718
Operational cost of gold produced	$9,588	$11,818
Gold produced (ounces)	9,540	11,985
Cash operating costs (per ounce produced)	$1,005	$986
1 Cash operating costs, all-in sustaining costs and all-in costs are all non-gaap financial performance measures with no standard definition under IFRS.

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CRITICAL ACCOUNTING ESTIMATES

The preparation of condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period.  Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain estimates, such as those related to the assessment of recoverability of the carrying amount of property, plant, and equipment and mineral exploration projects, valuation of recoverable taxes, deferred tax assets and liabilities, reclamation provisions, derivatives, liabilities associated with certain long-term incentive plans, measurement of inventory, provisions for legal actions and contingencies and disclosure of contingent assets and liabilities depend on subjective or complex judgments about matters that may be uncertain. Changes in these estimates could materially impact the Company’s condensed interim consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The accounting policies applied in the interim consolidated financial statements as at March 31, 2015 are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2014. The following are new pronouncements approved by the IASB. These new standards are not yet effective and have not been applied in preparing these financial statements, however, they may impact future periods:

•
IFRS 9 Financial Instruments - In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.

•
IFRS 15 Revenue from Contracts with Customers was issued by IASB in May 2014.  It specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017. The impact of IFRS 15 on the Company’s condensed interim consolidated financial statements has not yet been determined.

MD&A – First quarter ended March 31, 2015	Jaguar Mining Inc.	|33

GLOSSARY OF TERMS

DEVELOPMENT: Work carried out for the purposes of opening up a mineral deposit.  In an underground mine this includes shaft sinking, crosscutting, drifting and raising.

DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

DRILLING:
Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays.  This is used in mineral exploration.
In-fill/definition: method of drilling intervals between existing holes used to provide greater geological detail and to establish reserves estimates.

EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work in search of a new ore body.

GRADE: The amount of metal in each tonne of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.
Cut-off grade: the minimum metal grade at which an ore body can be economically mined (used in the calculation of ore reserves).
Mill-head grade: metal content of mined ore going into a mill for processing.
Average head grade: adjusted mill-head grade i.e. actual metal content of ore determined after final processing.

MILL: a processing facility where ore is finely ground and undergoes physical or chemical treatment to extract valuable metals.

ORE: Rock containing metallic or non-metallic minerals which can be processed for recovery.

RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore.  It is generally stated as a percentage of the material recovered compared to the total material originally present.

TAILINGS: The material that remains after all economic recoverable metals have been removed from the ore during processing.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting (as such term is defined under rules adopted by the U.S. Securities Exchange Commission and National Instrument 52-109 as issued by the Canadian Securities Administrator).  Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes during the quarter ended March 31, 2015 that, in management’s view, would have materially affected, or that are reasonably likely to materially affect, the Company’s internal controls over financial reporting. The Company’s management has attested to its internal controls over financial reporting for the quarter ended March 31, 2015.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, but are not limited to, statements concerning the Company’s future objectives, Measured and Indicated Mineral Resources, Proven and Probable Mineral reserves, their average grade, the commencement period of production, cash operating costs per ounce and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in mineral reserves.  Forward-Looking Statements can be identified by the use of words such as, “are expected”, “is forecast”, “is targeted”, “approximately” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project delays and cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of civil insurrection, labour strikes and work stoppages and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this MD&A.  The Company anticipates that subsequent events and developments may cause the Company’s views to change.  The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law.  For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see “CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS” and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2014, filed on SEDAR and available at www.sedar.com.  Further information about the Company is available on its corporate website at www.jaguarmining.com.

CAUTIONARY NOTE TO U.S. INVESTORS

The disclosure in this MD&A and documents incorporated by reference has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.

Unless otherwise indicated, all mineral reserves and mineral resources estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM classification system.  NI 43-101 is a rule developed by the Canadian Securities Administrators (“CSA”) that establishes standards for all public disclosure a Canadian issuer makes of scientific and technical information concerning mineral projects.

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Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission (the “SEC”), and mineral reserve and mineral resource information contained in this Annual Information Form may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this Annual Information Form uses the terms “Measured Mineral Resources,” “Indicated Mineral Resources” and “Inferred Mineral Resources.” U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them.  Under U.S. standards, mineralization may not be classified as a “Mineral Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the mineral reserve determination is made. U.S. investors are cautioned not to assume that any part of the “Measured Mineral Resource” or “Indicated Mineral Resource” will ever be converted into a “Mineral Reserve.”  U.S. investors should also understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of “Inferred Mineral Resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated “Inferred Mineral Resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Disclosure of “contained ounces” in a Mineral Resource is also permitted disclosure under Canadian securities laws.  However, the SEC normally only permits issuers to report mineralization that does not constitute “Mineral Reserves” by SEC standards as in-place tonnage and grade, without reference to unit measures.  The requirements of NI 43-101 for identification of “Mineral Reserves” are also not the same as those of the SEC, and Mineral Reserves reported in compliance with NI 43-101 may not qualify as “Mineral Reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth may not be comparable with information made public by companies that report in accordance with U.S. standards.

MD&A – First quarter ended March 31, 2015	Jaguar Mining Inc.	|36

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Richard D. Falconer(1)(3) Chairman
George M. Bee
Edward V. Reeser(1)(2)(3)(4)
Luis R. Miraglia(2)(4)
Stephen Hope(1)(2)(4)
Jared Hardner(3)
Robert J. Chadwick (4)

(1).  Audit & Risk Committee
(2)  Governance, Compensation and Nominating Committee
(3)  Safety, Environmental, Technical & Reserves Committee
(4) Special Committee

OFFICERS AND SENIOR MANAGEMENT

George M. Bee
Chief Executive Officer

Derrick H. Weyrauch
Chief Financial Officer

Jim Healy
Executive Vice President, Development

Ubiratã Oliveira
Executive Vice President, Operations

Hashim Ahmed
Vice President, Controller

Cintia Zanellato
Corporate Secretary and General Counsel

PRINCIPAL EXECUTIVE OFFICE

67 Yonge Street, Suite 1203
Toronto, ON  M5E 1J8
Canada

Phone: (416) 628-9601
Fax: (647) 494-8885
Website: www.jaguarmining.com

ADMINISTRATIVE OFFICES

Rua Levindo Lopes, 323 - Funcionários
CEP 30140-170 - Belo Horizonte
Brazil

REGISTERED OFFICE

67 Yonge Street, Suite 1203
Toronto, ON   M5E 1J8
Canada

AUDITORS

KPMG LLP
Toronto, ON, Canada

LEGAL COUNSEL

Bennett Jones LLP
Toronto, ON, Canada

Azevedo Sette Advogados
Belo Horizonte, MG, Brazil

BANKS

HSBC
Toronto, ON, Canada

Royal Bank of Canada
Toronto, ON, Canada

STOCK TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, ON  M5J 2Y1
Canada
Phone: 1 (800) 564-6253
Fax: 1 (866) 249-7775
Email: service@computershare.com

EXCHANGE LISTING

TSX-V: “JAG”

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